UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Mitel Networks Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

60671Q104

(CUSIP Number)

Francisco Partners GP II, L.P.

One Letterman Drive

Building C, Suite 410

San Francisco, California 94129

Attention: Benjamin Ball

Telephone: (415) 418-2900

with a copy to:

Michael J. Kennedy, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, California 94111

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 60671Q104	Page 2 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arsenal Holdco I, S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 8,679,384*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 8,679,384*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,679,384*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.2%**
14.	Type of Reporting Person (See Instructions) OO

*	See Item 5.
**	Based on 120,133,666 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2015.

CUSIP No. 60671Q104	Page 3 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arsenal Holdco II, S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,422,420*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,422,420*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,422,420*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.8%**
14.	Type of Reporting Person (See Instructions) OO

*	See Item 5.
**	Based on 120,133,666 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2015.

CUSIP No. 60671Q104	Page 4 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 62,470*
	8.	Shared Voting Power 8,616,914*
	9.	Sole Dispositive Power 62,470*
	10.	Shared Dispositive Power 8,616,914*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,679,384*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.2%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 120,133,666 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2015.

CUSIP No. 60671Q104	Page 5 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,444*
	8.	Shared Voting Power 8,651,940*
	9.	Sole Dispositive Power 27,444*
	10.	Shared Dispositive Power 8,651,940*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,679,384*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.2%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 120,133,666 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2015.

CUSIP No. 60671Q104	Page 6 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II Management (Cayman) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 8,679,384**
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 8,679,384**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,679,384**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.2%**
14.	Type of Reporting Person (See Instructions) CO

*	See Item 5.
**	Based on 120,133,666 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2015.

CUSIP No. 60671Q104	Page 7 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners Parallel Fund II, L.P. 20-4495943
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 858
	8.	Shared Voting Power 3,421,562*
	9.	Sole Dispositive Power 858
	10.	Shared Dispositive Power 3,421,562*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,422,420*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.8%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 120,133,666 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2015.

CUSIP No. 60671Q104	Page 8 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II, L.P. 20-2134312
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,422,420*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,422,420*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,422,420*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.8%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 120,133,666 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2015.

CUSIP No. 60671Q104	Page 9 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II Management, LLC 20-3134326
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,422,420*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,422,420*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,422,420*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.8%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 120,133,666 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2015.

This Amendment No. 5 to Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Arsenal Holdco I, S.a.r.l., a Luxembourg societe a responsabilite limitee (“Arsenal I”), (2) Arsenal Holdco II, S.a.r.l., a Luxembourg societe a responsabilite limitee (“Arsenal II”), (3) Francisco Partners II (Cayman), L.P., a Cayman exempted limited partnership (“FP II Cayman”), (4) Francisco Partners GP II (Cayman), L.P., a Cayman exempted limited partnership (“FP GP II Cayman”), (5) Francisco Partners GP II Management (Cayman) Limited, a Cayman exempted company (“FP Management Cayman”), (6) Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“FP Parallel Fund”), (7) Francisco Partners GP II, L.P., a Delaware limited partnership (“FP GP II”), and (8) Francisco Partners GP II Management, LLC, a Delaware limited liability company (“FP Management”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

Item 5.    Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The following disclosure assumes there are 120,133,666 Common Shares outstanding, which the Company represented in its Quarterly Report on Form 10-Q filed on August 6, 2015 and representing the number of Common Shares outstanding as of July 31, 2015.

As of the date hereof, Arsenal I is deemed to beneficially own an aggregate of 8,679,384 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 7.2% of the outstanding Common Shares, which includes 8,589,470 Common Shares owned by Arsenal I, 62,470 Common Shares owned by FP II Cayman and 27,444 Common Shares owned by FP GP II Cayman. As of the date hereof, Arsenal II is deemed to beneficially own an aggregate of 3,422,420 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 2.8% of the outstanding Common Shares, which includes 3,421,562 Common Shares owned by Arsenal II and 858 Common Shares owned by FP Parallel Fund.

Pursuant to Rule 13d-5 of the Exchange Act, by reason of the relationships described herein and in the Schedule 13D, Arsenal I and Arsenal II may be deemed to share beneficial ownership of the aggregate of 12,101,804 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 10.1% of the outstanding Common Shares. The filing of this Statement shall not be construed as an admission that Arsenal I and Arsenal II beneficially own those shares held by the other Reporting Person, and Arsenal I and Arsenal II hereby disclaim such beneficial ownership.

The above does not include an additional 317,520 Common Shares issuable upon exercise of director options issued to an affiliate of Arsenal I and Arsenal II, and 52,405 shares of Common Stock held by an affiliates of Arsenal I and Arsenal II, which were issued upon exercise of director options. This Statement shall not be construed as an admission that Arsenal I and Arsenal II beneficially own those shares, and Arsenal I and Arsenal II hereby disclaim such beneficial ownership.

FP II Cayman owns 62,470 Common Shares, and FP GP II Cayman owns 27,444 Common Shares, additionally FP II Cayman, as the sole member of Arsenal I, FP GP II Cayman, as the general partner of FP II Cayman, and FP Management Cayman, as the general partner of FP GP II Cayman, may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal I. Except for the Common Shares held directly by FP II Cayman and to the extent of its interests as sole member of Arsenal I, FP II Cayman expressly disclaims such beneficial ownership. Except for the Common Shares held directly by FP GP II Cayman and to the extent of its interests as general partner in FP II Cayman, FP GP II Cayman expressly disclaims such beneficial ownership. Except to the extent of its interests as general partner in FP GP II Cayman, FP Management Cayman expressly disclaims such beneficial ownership.

FP Parallel Fund owns 858 Common Shares, additionally, FP Parallel Fund, as the controlling member of Arsenal II, FP GP II, as the general partner of FP Parallel Fund, and FP Management, as the general partner of FP GP II, may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal II. Except for the Common Shares held directly by FP Parallel Fund and to the extent of its interests as the controlling member of Arsenal II, FP Parallel Fund expressly disclaims such beneficial ownership. Except to the extent of its interests as general partner in FP Parallel Fund, FP GP II expressly disclaims such beneficial ownership. Except to the extent of its interest as general partner in FP GP, FP Management expressly disclaims such beneficial ownership.

Schedule I annexed hereto lists all transactions in the Common Shares during the past 60 days by the Reporting Persons.

Pursuant to Rule 13d-5 of the Exchange Act, by reason of the relationships described herein and in the Schedule 13D, Messrs. Ball, Deb, Stanton, Garfinkel, Geeslin, Golob, Perlman, Kowal, Shah, and Gallinelli and Ms. Silva may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal I and Arsenal II. Each of these individuals expressly disclaims such beneficial ownership.

The filing of this Amendment to Schedule 13D shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2015

ARSENAL HOLDCO I, S.A.R.L.

By:	/s/ Benjamin Ball
Name: Benjamin Ball
Title: Manager

ARSENAL HOLDCO II, S.A.R.L.

By:	/s/ Benjamin Ball
Name: Benjamin Ball
Title: Manager

FRANCISCO PARTNERS II (CAYMAN), L.P.
By: FRANCISCO PARTNERS GP II (CAYMAN), L.P., its General Partner
By: FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED, its General Partner

By:	/s/ Benjamin Ball
Name: Benjamin Ball
Title: Director

FRANCISCO PARTNERS GP II (CAYMAN), L.P.
By: FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED, its General Partner

By:	/s/ Benjamin Ball
Name: Benjamin Ball
Title: Director

FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED

By:	/s/ Benjamin Ball
Name: Benjamin Ball
Title: Director

FRANCISCO PARTNERS PARALLEL FUND II, L.P.
By: FRANCISCO PARTNERS GP II, L.P., its General Partner
By: FRANCISCO PARTNERS GP II MANAGEMENT, LLC, its General Partner

By:	/s/ Benjamin Ball
Name: Benjamin Ball
Title: Managing Member

FRANCISCO PARTNERS GP II, L.P.
By: FRANCISCO PARTNERS GP II MANAGEMENT, LLC, its General Partner

By:	/s/ Benjamin Ball
Name: Benjamin Ball
Title: Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC

By:	/s/ Benjamin Ball
Name: Benjamin Ball
Title: Managing Member

Schedule I

Transactions in the Common Shares During the Past 60 days

The following transactions were effected by Arsenal Holdco I, S.a.r.l. in the Common Shares in the past 60 days:

Date	Number of Shares Sold	Sale Price per Share
August 20, 2015	1,660,353	$8.25

The following transactions were effected by Arsenal Holdco II, S.a.r.l. in the Common Shares in the past 60 days:

Date	Number of Shares Sold	Sale Price per Share
August 20, 2015	639,647	$8.25